FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3 June, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Shareholders approve all resolutions on the agendas of Tenaris’s Annual General Meeting and Extraordinary General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 June, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Shareholders approve all resolutions on the agendas of Tenaris’s Annual General Meeting and Extraordinary General Meeting

Luxembourg, June 3, 2020 - Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) announced that its annual general meeting of shareholders and its extraordinary general meeting of shareholders held on June 2, 2020, approved all resolutions on their agendas.

Among other resolutions adopted at the annual general meeting, the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2019, and the annual accounts as at December 31, 2019, and acknowledged the related management and external auditors’ reports and certifications.

The annual general meeting also approved the interim dividend of US$0.13 per share (or US$0.26 per ADS), or approximately US$153 million, paid in November 2019.

The annual general meeting resolved to increase the number of directors to twelve, approved the re-election of the eleven current members of the board of directors, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Yves Speeckaert, Ms. Mónica Tiuba, Mr. Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel, and appointed Mr. Simon Ayat as new board member. All board members will hold office until the meeting that will be convened to decide on the 2020 annual accounts.

The board of directors today confirmed and re-appointed Mr. Roberto Monti, Mr. Jaime Serra Puche, Ms. Mónica Tiuba and Mr. Amadeo Vázquez y Vázquez as members of Tenaris’s audit committee, with Ms. Tiuba to become the committee’s chairperson. All four members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and audit committee members, Mr. Monti, Mr. Serra Puche and Mr. Vázquez y Vázquez also qualify as independent directors under the Company’s articles of association.

In addition, the annual general meeting approved the Compensation Policy, which sets forth the principles and guidelines for purposes of determining the compensation payable to the members of the board of directors and the chief executive officer, and the Compensation Report for the year ended December 31, 2019, and appointed PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as Tenaris’s external auditors for the fiscal year ending December 31, 2020.

Finally, the shareholders renewed the authorization to purchase, acquire or receive, from time to time, shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors within the limit of the shareholders’ authorization.

The extraordinary general meeting of shareholders also held on June 2, 2020, resolved to renew the validity period of Tenaris’s authorized unissued share capital, granted related authorizations and waivers, including to suppress or limit pre-emptive subscription rights by the existing shareholders, and approved the corresponding amendments to Tenaris's articles of association to reflect such resolutions.

Copies of the minutes of the annual general meeting and the extraordinary general meeting and copy of the amended articles of association can be downloaded from Tenaris’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.